Filed pursuant to Rule 433
Registration Statement No. 333-164563

Zion Oil & Gas Newsletter
February 12, 2010
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Dear Shareholder and/or Friend of Zion...

On Monday, 'Maariv' (one of the major daily Hebrew language newspapers in Israel) sent their reporter, Mordechai Chaimovitch, to visit both our Caesarea office and the Ma'anit-Rehoboth #2 and Elijah #3 well sites. They conducted some interviews, took many photographs and then followed up, on Tuesday, with a telephone interview with John Brown in Dallas.

Zion has been featured or mentioned in various articles in the business press recently, as 'Oil & Gas in Israel' continues to be a 'hot topic' that is attracting very great interest in Israel.

Left to Right:  Mordechai Chaimovitch interviews
Rasim Yoruk (AME's Assistant Drilling Manager)

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Here is this week's operations update.

Operations at the Elijah #3 Well

The Elijah #3 site. The mast of the drilling rig is laid down, in preparation for a move to the Ma'anit-Rehoboth #2 well site.

The Elijah #3 well was drilled to a depth of approximately 10,938 feet (3,334 meters) when the drill string became stuck within the Asher Volcanics section of the hole.

In last week’s update, I noted that we reached an impasse in our fishing operations at the Elijah #3 well, after achieving a good measure of progress in recovering the stuck drill pipe.

As a result of the impasse, we decided to temporarily suspend drilling activities at the Elijah #3 well, while we consider various options to resolve the challenge of drilling through the loosely consolidated Asher Volcanics to our target depth, as well as retrieving the stuck pipe. Almost certainly, we will need to import into Israel equipment and/or services that are not readily available here.

Rather than suspending all well operations and putting the drilling rig in stand-by mode in order to take the necessary time to formulate a revised plan at the Elijah #3 well, we decided to relocate the rig to the Ma’anit-Rehoboth #2 well for production testing (see summary below).

As you can see in the photographs above, we are currently in the process of demobilizing the rig and associated equipment from the Elijah #3 well site. The well site itself will remain in “ready mode” for future operations.

Based on our current geologic assessment, we remain encouraged about the hydrocarbon potential in this license area and look forward to the not-too-distant future when we return and complete the work that is already well underway.

The Ma'anit-Rehoboth #2 Well

The Ma'anit-Rehoboth #2 Well Site, showing the well head

We are now in the process of getting ready to re-enter this well to conduct production testing on several geologic intervals. As noted previously, the Ma’anit-Rehoboth #2 well was drilled to a depth of 17,913 feet (5,460 meters) and had been temporarily suspended since December 2009.

During a routine workover operation, prior to the well’s suspension, a small quantity of oil was recovered from the well, giving physical evidence to support our geologist’s contention that the well penetrated hydrocarbon bearing intervals.

The decision to mobilize the drilling rig from the Elijah #3 well to the Ma’anit-Rehoboth #2 well is a major undertaking, as we need to prepare the Ma'anit site and relocate many tons of equipment by a distance of approximately 25 kilometers. The project to move the rig requires approximately two weeks before the rig mast is erected again and well operations may begin anew.

We have finalized our testing procedures for the Ma’anit-Rehoboth #2 well and are now ordering the required equipment and services so that work may begin when the rig becomes operational.  In the meantime, we continue to observe evidence of reservoir pressure and the presence of potential hydrocarbons at the surface and are anxiously awaiting the rig’s arrival at the Ma'anit-Rehoboth #2 well site, later this month.

The Issachar-Zebulun Permit Area

As reported previously, Zion and the Geophysical Institute of Israel (GII) have signed an Agreement for GII, on behalf of Zion, to acquire approximately 30 kilometers of seismic data in Zion’s Issachar-Zebulun Permit area.

Pre-site assessment is scheduled to begin this month with the actual field work anticipated to occur during April and May 2010.

The Annual Meeting Of Shareholders

We will be sending out formal notices later in the year, but you may be interested to note in your diary that Zion's Annual Meeting of Shareholders is scheduled to take place, in Israel, on Monday, June 14, 2010.

This may be an opportunity for you to visit Israel, attend Zion's Annual Meeting and enjoy a trip to the Holy Land.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, timing and potential results thereof and plans contingent thereon and sufficiency of cash reserves are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com
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